Reply to the Attention of	Michael H. Taylor
Direct Line	604.691.7410
Email Address	michael.taylor@mcmillan.ca
Our File No.	315123
Date	June 16, 2025

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, NE
Washington, DC 20549

Attention:  John Coleman and Karl Hiller

Dear Sirs:

Re: Fury Gold Mines Limited (the "Company")

Form 20-F for the Fiscal Year Ended December 31, 2024

Filed April 1, 2025

File No. 001-38145

We are legal counsel to the Company and are writing to you in such capacity in response to Staff's comment letter dated June 2, 2025 (the "Comment Letter") with respect to the Form 20-F for the fiscal year ended December 31, 2024 filed on April 1, 2025 (the "Original Form 20-F") with the United States Securities and Exchange Commission (the "SEC").

In response to the Comment Letter, the Company has prepared a proposed amendment no. 1 to the Original Form 20-F with expanded disclosure to Item 4 in order to address Staff’s comments in the Comment Letter (the “Amended Form 20-F”).  We attach with this letter a redlined draft of the Amended Form 20-F in a PDF format showing the proposed changes to the cover page, Item 4 and the Exhibit index from the disclosure included in the Original 20-F. We also attach for your reference redlined draft updates to the Technical Report Summaries for each of the Eau Claire Project and Committee Bay Project in a PDF format. We confirm the Company’s intention to file the Amended Form 20-F and the updated Technical Report Summaries upon clearance of the comments set forth in the Comment Letter.

On behalf of the Company, we provide below the Company's response to the comments made in the Comment Letter:

Form 20-F for the Fiscal Year ended December 31, 2024

Item 4 Information on the company, page 34

1. We note that you have included a summary of your mineral properties that includes the three properties that you have identified as material properties.

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June 16, 2025

Please revise to include a summary of all properties in which you have an economic interest, including material properties, non-material properties, and properties in which you have an equity interest, consistent with Item 1303(a) of Regulation S-K.

The summary disclosure should also include a summary map and a general overview pursuant to Item 1303(b) of Regulation S-K.

In response to Staff's comment, the Company has expanded the summary section under Item 4.E of the Amended Form 20-F in order to:

  provide a summary of all properties in which Fury owns an economic interest, including both material and non-material properties;

  provide summary maps of the Company's properties on an overall basis and on a summary basis for the Company's Nunavat and Quebec properties; and

  provide the disclosure required by Item 1303(b) of Regulation S-K for both the Company's material and non-material properties.

2. Please expand your summary resource table on page 33 to include the point of reference and the commodity price(s) pursuant to Item 1303(b)(3) of Regulation S-K.

In response to Staff's comment, the Company has expanded the summary resource table under Item 4.E in order to provide the dates of reference and the commodity prices used for the mineral resource estimates, as well as to provide additional explanatory notes on the resource estimates for the Eau Claire Project and the Committee Bay Project.

3. Please expand your individual property disclosure to include the cost or book value of each material property, pursuant to Item 1304(b)(2)(iii) of Regulation S-K.

In response to Staff's comment, the Company has expanded the individual property disclosure under Item 4.E in order to present a table including the book value of each of the Company's material mineral properties in accordance with Item 1304(b)(2)(iii) of Regulation S-K.

4. Please revise to include the information required under Item 1305 of Regulation S-K regarding the internal controls used in your exploration and mineral resource and reserve estimation efforts.

In response to Staff's comment, the Company has expanded the individual property disclosure under Item 4.E in order to provide the information regarding internal controls related to the Company's resource estimates for each of the Eau Claire Project and the Committee Bay Project.

Item 19 Exhibits

15.2, page 140

5. The criteria that was used to classify a resource as inferred, indicated, or measured should be included in the technical report summary, along with the details that justify the classification pursuant to Item 601(b)(96)(iii)(B)(11)(iv) of Regulation S-K.

June 16, 2025

For example, this would generally include the resource interpolation parameters for inferred, indicated, and measured, and an explanation of how the interpolation parameters were determined.

Please discuss this matter with the qualified persons involved in preparing the report and submit the revisions that are proposed to address this requirement.

In response to Staff's comment, the Company has included proposed revised drafts of each of the Technical Report Summaries for the Eau Claire Project and Committee Bay Project with updates to provide the additional criteria used to classify the resource estimates for each of the Eau Claire Project and the Committee Bay Project.  If these revisions to the Technical Report Summaries are acceptable, the Company will have the updated Technical Report Summaries finalized by the qualified persons and file updated consents of the qualified persons with the Amended Form 20-F.

Should you have any further comments or questions arising from any of the above responses, please do not hesitate to contact the writer by phone or email.

Yours truly,

"Michael H. Taylor"

Michael H. Taylor*

*Law Corporation

cc: Mr. Phil van Staden, Chief Financial Officer
 Fury Gold Mines Limited